                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K



                                 ANNUAL REPORT
         PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934




                       FOR THE PERIOD ENDED MARCH 1, 2002




                                    001-496
                            ------------------------
                            (Commission File Number)





          BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN




               ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN
               --------------------------------------------------

                             HERCULES INCORPORATED
                                 HERCULES PLAZA
                            1313 NORTH MARKET STREET
                           WILMINGTON, DELAWARE 19894

         BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AT MARCH 1, 2002 AND DECEMBER 31, 2001


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE PERIOD ENDED MARCH 1, 2002


                         NOTES TO FINANCIAL STATEMENTS

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                 EXHIBIT INDEX

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statements of Net Assets Available for Benefits

                                                  (Dollars in thousands)
                                             March 1, 2002     December 31, 2001
                   ASSETS

Investments                                $              --   $         205,933
Contribution receivable - Employer                        --                 244
Cash                                                      --                   1
                                           -----------------   -----------------
   Total Assets                                           --             206,178

                LIABILITIES

Accrued interest payable                                  --                 244
Loan payable                                              --              86,461
                                           -----------------   -----------------
   Net Assets Available for Benefits       $              --   $         119,473
                                           =================   =================

   The accompanying notes are an integral part of these financial statements.

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

                                                               (Dollars in thousands)
                                                                    Period Ended
                                                                    March 1, 2002
ADDITIONS:

Additions to net assets attributable to:
     Investment income
            Net appreciation in the fair value Investments     $               13,265
            Interest                                                              162

     Contributions:
            Participant                                                         1,683
            Employer                                                            1,687
                                                               ----------------------
                                            Total additions                    16,797
                                                               ----------------------

DEDUCTIONS:

Deductions from net assets attributable to:

     Benefits paid to participants                                              2,759
     Interest expense                                                           1,687
     Transfer to Hercules Savings and Investment Plan                         131,824
     (see Note 1)
                                                               ----------------------
                                            Total deductions                  136,270
                                                               ----------------------

NET DECREASE                                                                 (119,473)

NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                                                        119,473
                                                               ----------------------
     End of year                                               $                    -
                                                               ======================

   The accompanying notes are an integral part of these financial statements.

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements


1.    DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following description of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan, which covers substantially all domestic employees of the former BetzDearborn Inc. who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The BetzDearborn 401(k) program was previously integrated with the Employee Stock Ownership Plan ("ESOP"). Under the 401(k) provisions of the Plan, employees can contribute on a pretax basis 2% to 15% of salary, the first 6% being matched 50% by Hercules Incorporated (the "Company") in the form of Hercules Incorporated common stock.

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service. Each participant's account is credited with the participant's contribution, the Company's contribution and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      The Plan offers eleven mutual funds and the common stock of the Company as investment options for participants. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

      The assets of the Plan are held by Putnam Fiduciary Trust Company (the "Trustee"). The Trustee also performs record keeping for the Plan.

      The Plan includes an employee loan provision authorizing participants to borrow up to 50% of withholdings and earnings, up to $50 thousand. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months. The loans bear interest at a rate of 2% over prime, set on the first day of each quarter. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

     On April 24, 2002, the Board of Directors of Hercules approved the merging of the Plan into the Hercules Incorporated Savings and Investment Plan ("SIP"), effective March 1, 2002. Effective March 1, 2002, the participants became subject to the provisions of the SIP.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      The financial statements of the Plan are prepared under the accrual method of accounting. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at March 1, 2002. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock market closed on the New York Stock Exchange on the last business day of the period.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements


      Withdrawals are recorded upon distribution.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    INVESTMENTS

      The fair value of the Plan's investment that represent five percent or more of the net assets available for benefits at March 1, 2002 and December 31, 2001, are as follows:

                                                      (Dollars in thousands)
                                                MARCH 1, 2002      DECEMBER 31, 2001
                                              -----------------   -------------------
Hercules Incorporated Common Stock(1)          $             -     $          19,734
Hercules Incorporated ESOP Stock(2)                          -                54,992
Putnam International Growth Fund(3)                          -                 6,345
Putnam Fund for Growth & Income(4)                           -                25,273
Putnam New Opportunities Fund(5)                             -                14,762
Putnam Voyager Fund(6)                                       -                37,584
Putnam U.S. Government Fund(7)                               -                 7,273
Putnam S&P 500 Index Fund(8)                                 -                10,987
Putnam Money Market Fund(9)                                  -                18,132

(1)   0 and 1,973,423 shares, respectively.
(2)   0 and 5,499,153 shares, respectively.
(3)   0 and 318,094 shares, respectively.
(4)   0 and 1,423,006 shares, respectively.
(5)   0 and 351,812 shares, respectively.
(6)   0 and 2,115,021 shares, respectively.
(7)   0 and 564,256 shares, respectively.
(8)   0 and 394,517 shares, respectively.
(9)   0 and 18,131,584 shares, respectively.

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,265 thousand as follows:

                                                         (Dollars in thousands)
Common stock                                              $             17,908
Mutual funds                                                            (4,643)
                                                          --------------------
                                                          $             13,265
                                                          ====================

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements


3.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              (Dollars in thousands)
                                                   March 1, 2002               December 31, 2001
                                              Allocated     Unallocated     Allocated     Unallocated
                                              ---------     -----------     ---------     -----------
Net Assets
Investments in Hercules Incorporated         $         -    $         -    $    21,508    $    33,438
Contribution                                           -              -              -            244
Interest payable                                       -              -              -           (244)
Loan Payable                                           -              -              -        (86,461)
                                             --------------------------------------------------------
                                             $         -    $         -    $    21,508    $   (53,023)
                                             ========================================================

CHANGES IN NET ASSETS

                                                        (Dollars in thousands)
                                                      Period Ended March 1, 2002
                                                       Allocated     Unallocated
                                                       ---------     -----------
Net (Appreciation) in fair value
of investments:                                     $     5,377      $     7,547
Employer Contributions                                        -            1,687
Benefit paid to participants                               (340)               -
Interest Expense                                              -           (1,687)
Allocation of shares under ESOP provision                   672             (672)
Transfer to other investments Options                       (22)               -
Transfer to Hercules Savings and Investment Plan        (27,195)          46,148
                                                    ----------------------------
Net Increase (decrease)                              $  (21,508)     $    53,023
                                                    ============================

4.    ESOP LOAN, COMPANY LOAN GUARANTEE, AND EMPLOYER CONTRIBUTIONS

      The ESOP loan is secured by the unallocated shares of Hercules Incorporated common stock and is guaranteed by the Company. Prior to the transfer of assets at March 1, 2002, the Plan held 3,228,709 unallocated shares of common stock with a fair value of $40,359 thousand. The Company is required to make sufficient contributions to the Plan to enable it to service its indebtedness. Interest was incurred on the loan at 12.95% from January 1, 2001 to March 1, 2002.

      In December 2001, the Plan entered into a separate loan agreement with the Company under which it was agreed that the Plan could borrow money from the Company up to $86,461 thousand as evidenced by Promissory Notes. Concurrent with and under the loan agreement, the Plan borrowed $11,000 thousand from the Company, payable in annual installments of $200 thousand with final payment of $7,400 thousand due on December 31, 2019. Interest was incurred on the loan at 4.65% from January 1, 2001 to March 1, 2002. The loan was transferred to the SIP with all other assets.

BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

Notes to Financial Statements


5.    TAX STATUS

      The United States Treasury Department advised on April 2, 1999, that the Plan as amended through April 9, 1998 is a qualified plan under Section 401(a) of the Internal Revenue Code and whose trust is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "Plan") at March 1, 2002 and December 31, 2001, and the changes in net assets available for benefits for the period ended March 1, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
December 20, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                      BETZDEARBORN INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN

                                         /s/ Edward V. Carrington
                                         ---------------------------------------
                                         Edward V. Carrington
                                         Vice President
                                         Human Resources and Corporate Resources
                                         Plan Administrator
                                         May 5, 2003